UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zillow, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98954A 107

(CUSIP Number)

Lloyd D. Frink

1301 Second Avenue, Floor 31

Seattle, Washington 98101

(206) 470-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 897888103	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Lloyd D. Frink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,454,297[1]
	8	SHARED VOTING POWER 6,255,848[2]
	9	SOLE DISPOSITIVE POWER 2,454,297[3]
	10	SHARED DISPOSITIVE POWER 658,130[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,913,978[1,2,4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%[2,4,5]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes (i) 575 shares of Class A Common Stock owned directly by the Reporting Person and (ii) 2,453,722 shares of Class A Common Stock issuable upon conversion of 2,453,722 shares of Class B Common Stock owned directly by the Reporting Person. Excludes 658,130 shares of Class A Common Stock owned by a trust for which the Reporting Person is a co-trustee but over which shares the Reporting Person does not have voting power.
[2]	As more fully described in the responses to Items 3 through 6 of the Original Schedule 13D (as defined below), pursuant to the Zillow Voting Agreement, the Reporting Person may be deemed to have beneficial ownership of 6,217,447 shares of Class B Common Stock (with ten (10) votes per share) and 38,401 shares of Class A Common Stock (with one (1) vote per share), representing an aggregate of 62,212,871 of the outstanding votes, which is equal to approximately 64.6% of the combined voting power of issued and outstanding shares as of July 21, 2014, based on 34,073,496 shares of Class A Common Stock and 6,217,447 shares of Class B Common Stock outstanding as of July 21, 2014. The Reporting Person expressly disclaims beneficial ownership of any shares of the Issuer’s common stock owned by Richard N. Barton and covered by the Zillow Voting Agreement.
[3]	Includes (i) 575 shares of Class A Common Stock owned directly by the Reporting Person and (ii) 2,453,722 shares of Class A Common Stock issuable upon conversion of 2,453,722 shares of Class B Common Stock owned directly by the Reporting Person.
[4]	Includes 658,130 shares of Class A Common Stock owned by a trust for which the Reporting Person is a co-trustee.
[5]	Assumes the conversion of all outstanding shares of Class B Common Stock.

Page 2 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 6, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed in connection with the transfer on August 26, 2014 of 30,000 shares of Class A Common Stock from the Barton Descendants’ Trust dated December 30, 2004 (the “Barton Trust”) to The Barton Foundation. In addition, it serves to correct rows 10, 11 and 13 of the Original Schedule 13D, which incorrectly ascribed to the Reporting Person shared dispositive power over 4,021,551 shares of capital stock of the Issuer. Pursuant to the Zillow Voting Agreement, the Reporting Person may be deemed to have shared voting power with respect to such shares, but the Reporting Person does not have any dispositive power (either sole or shared) with respect to such shares.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 27, 2014

/s/ Lloyd D. Frink
Lloyd D. Frink

[Signature Page to Schedule 13D]